UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14648

Issuer: EDP—Energias de Portugal, S.A.

Exchange: New York Stock Exchange Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

+351 21 001 2834

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, with nominal value €1 per share*

American Depositary Shares (as evidenced by American

Depositary Receipts), each representing 10 Ordinary Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, EDP—Energias de Portugal, S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 29, 2007	By:	/s/ Nuno Almeida Alves	Chief Financial Officer (CFO)
Date		Nuno Almeida Alves	Title

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.